November 18, 2010

Mr. Larry Spirgel
Assistant Director
Security and Exchange Commission
Washington D. C. 50549

Re:	China Wi-Max Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010

Forms 10-Q for the Quarterly Periods Ended March 31, 2010 and June 30, 2010
File No. 000-53268

Dear Mr. Spirgel

We will incorporate the changes you suggested in your letter of November 9, 2010 in our third quarter 10-Q which will be filed by our extended due date. We will prepare appropriate amendments to our previous 10-Q and 10-K fillings within the two weeks following the filing of our third quarter 10-Q.

If you need to contact me my cell number is 913 231 9876.

Sincerely,

/s/ Frank Ventura

Frank Ventura
Chief Financial Officer
China Wi-Max Communications Inc.